**EXHIBIT LIST**

Exhibit A          Joint Filing Undertaking

# EXHIBIT A

## JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Dated:  January 24, 2025

TOPLINE CAPITAL MANAGEMENT, LLC


By:  /s/ Collin McBirney
       Collin McBirney
       Managing Member


TOPLINE CAPITAL PARTNERS, LP
By: Topline Capital Management, LLC,
       its general partner


By:  /s/ Collin McBirney
       Collin McBirney
       Managing Member


COLLIN MCBIRNEY


/s/ Collin McBirney